

September 27, 2011

Via Email

Dennis McGonigle
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

> **Re: SEI Investments Company**
> **Form 10-K**
> **Filed February 24, 2011**
> **File No. 000-10200**

Dear Mr. McGonigle

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Kevin Woody

     Kevin Woody
     Accounting Branch Chief